FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Changes of Directors and Executive Officers

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 31, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

January 31, 2006

Mitsui & Co., Ltd.

News Release

To whom it may concern

Changes of Directors and Executive Officers

We hereby inform the promotion and related personnel changes for Executive Officers (Shikko-Yakuin) effective from April 1,2006 which was approved at our Board of Directors meeting today.

Content list

I. Promotion & Related Personnel Changes for Executive Officers;

1)	Promoted Executive Officers (Shikko-Yakuin); April 1, 2006

2)	Newly appointed Executive Officers; April 1, 2006

3)	Related Personnel Changes for Executive Officers; April 1, 2006

4)	Retiring of Executive Officers; March 31, 2006

II. Newly appointed Directors/Retiring of Directors; June, 2006

III. Related Personnel Changes; April 1, 2006

For further information, please contact

Mitsui & Co., Ltd.
Corporate Communications Division
Tel: +81-3-3285-7562
Investor Relations Division
Tel: +81-3-3285-7910

I. Promotion & Related Personnel Changes for Executive Officers;

1) Promoted Executive Officers (Shikko-Yakuin); April 1, 2006

10 people

Name	New	Present
Gempachiro Aihara	Executive Vice President; Chief Operating Officer, Asia Business Unit	Senior Executive Managing Officer; Regional Managing Director, Asia

Hiroshi Tada	Executive Vice President	Senior Executive Managing Officer

Ken Abe	Senior Executive Managing Officer; Chief Operating Officer, Europe Business Unit, Managing Director of Mitsui & Co. Europe PLC	Executive Managing Officer; Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Hiroshi Ito	Senior Executive Managing Officer	Executive Managing Officer; Chief Operating Officer, Consumer Service Business Unit

Shinjiro Ogawa	Executive Managing Officer; Chief Operating Officer, Information, Electronics and Telecommunication Business Unit	Managing Officer; Chief Operating Officer, Information, Electronics and Telecommunication Business Unit

Toshimasa Furukawa	Executive Managing Officer; Chief Operating Officer, Power, Transportation & Plant Projects Business Unit	Managing Officer; Chief Operating Officer, Power, Transportation & Plant Projects Business Unit

Jitsuro Terashima	Executive Managing Officer; President, Mitsui Global Strategic Studies Institute	Managing Officer; President, Mitsui Global Strategic Studies Institute

Motonori Murakami	Executive Managing Officer; Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer	Managing Officer; General Manager, General Accounting & Risk Management Division

Koji Nakamura	Executive Managing Officer; Chief Operating Officer, Plastics & Inorganic Chemicals Business Unit	Managing Officer; Chief Operating Officer, Plastics & Inorganic Chemicals Business Unit

Kenichi Yamamoto	Executive Managing Officer; Chief Operating Officer, Lifestyle Business Unit	Managing Officer; General Manager, Human Resources & General Affairs Division

2) Newly appointed Executive Officers; April 1, 2006

7 people

Name	New	Present
Terukazu Okahashi	Managing Officer; Deputy General Manager, Osaka Office	Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer; Chief Operating Officer, Consumer Service Business Unit	Deputy Chief Operating Officer, Consumer Service Business Unit

Hideyo Hayakawa	Managing Officer; General Manager, Legal Division	Associate Director; General Manager, Legal Division

Hiraku Shimomaki	Managing Officer; Deputy Managing Director, Divisional Operating Officer, Mitsui & Co. Europe PLC, President, Mitsui & Co. Deutschland GmbH	Divisional Operating Officer, Mitsui & Co. Europe PLC, President, Mitsui & Co. Deutschland GmbH

Shigeru Hanagata	Managing Officer; Deputy Chief Operating Officer, Machinery Business Unit	Deputy Chief Operating Officer, Machinery Business Unit

Masami Iijima	Managing Officer; Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit	General Manager, Metals & Energy Administrative Division

Seiichi Tanaka	Managing Officer; General Manager, Human Resources & General Affairs Division	General Manger, Machinery, Electronics & Information Administrative Division

3) Related Personnel Changes for Executive Officers; April 1, 2006

4 people

Name	New	Present
Masataka Suzuki	Executive Vice President; Headquaters Director, Mitsui & Co. Europe PLC, Mitsui & Co. Middle East Ltd.	Executive Vice President;

Yasunori Yokote	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Environmental Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Motokazu Yoshida	Senior Executive Managing Officer; Chief Operating Officer, Americas Business Unit	Senior Executive Managing Officer; Chairman for the Americas

Masaaki Fujita	Managing Officer; Chief Operating Officer, Foods & Retail Business Unit	Managing Officer; Deputy Chief Operating Officer, Foods & Retail Business Unit

4) Retiring of Executive Officers; March 31, 2006 7 people

Name	New	Present
Yushi Nagata	Executive Director	Senior Executive Managing Officer; Chief Operating Officer, Business Process Re-Engineering Project Headquarters, Headquaters Director, Mitsui & Co. Europe PLC, Mitsui & Co. Middle East Ltd.

Yasuo Hayashi	Retiree ( Counselor; As of April 1)	Executive Vice President; Managing Director, Mitsui & Co. Europe PLC

Masayoshi Sato	Retiree	Executive Managing Officer; Chief Operating Officer, Foods & Retail Business Unit

Takeshi Ohyama	Retiree	Managing Officer; General Representative of Mitsui & Co., Ltd. in Indonesia

Akio Ikeda	Retiree	Managing Officer; Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.

Kyoichi Endo	Retiree	Managing Officer; Deputy Managing Director, Divisional Operating Officer, Mitsui & Co. Europe PLC, Managing Director, Mitsui & Co. UK PLC

Toru Kitamura	Retiree	Managing Officer; Chief Operating Officer, Lifestyle Business Unit

II. Newly appointed Directors/Retiring Dierctors; June, 2006

1) Newly appointed Directors; June 2006*

Name	New	Present
Hiroshi Ito	Executive Director, Senior Executive Managing Officer	Senior Executive Managing Officer (As of April 1, 2006)

Gregory Clark	Director (*)

Nobuko Matsubara	Director (*)
(*)External Director 2) Retiring of Directors; June 2006**

Name	New	Present
Yushi Nagata	Counselor	Executive Director (As of April 1, 2006)

Please note that:

*	appointment of Directors are subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2006.
**	retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders to be held in June, 2006.

III. Related Personnel Changes April 1, 2006

1) April 1, 2006

Name	New	Present
Shigeru Tsuneoka	Associate Director; Deputy Chief Operating Officer, Power, Transportation & Plant Projects Business Unit	Operating Officer; Power, Transportation & Plant Projects Business Unit

Osamu Tanaka	Deputy Chief Operating Officer, Organic Chemicals Business Unit	General Manager, Chemical Administrative Division

Motoyoshi Shiina	Associate Director; Deputy Chief Operating Officer, Foods & Retail Business Unit	Deputy Chief Operating Officer, Lifestyle Business Unit

Tsunehiro Iwatake	Deputy Chief Operating Officer, Lifestyle Business Unit	General Manager, Consumer Products & Services Administrative Division

Yuji Takagi	Associate Director; General Manager, Sapporo Office	Associate Director; Chairman & Managing Director, Mitsui & Co., Middle East Ltd.

Masayoshi Komai	Associate Director; General Manager, Tohoku Office	General Manager, Tohoku Office

Ryoichi Matsuyama	Associate Director; General Manager, Fukuoka Office	General Manager, Fukuoka Office

Mitsuhiko Kawai	Deputy Managing Director, Divisional Operating Officer, Mitsui & Co. Europe PLC, Managing Director, Mitsui & Co. UK PLC	General Manaer, Business Development Division

Hiroshi Yokoyama	Chairman & Managing Director, Mitsui & Co., Middle East Ltd.	General Manager, Logistics & Financial Business Administrative Division

Michihiko Tsunoda	General Manager, Mitsui & Co., Ltd. Kuala Lumpur Branch	General Manager, Strategic Management Department, Machinery , Electronics & Information Administrative Division,

Yoshinori Setoyama	General Representative of Mitsui & Co., Ltd. in Indonesia, Divisional Operating Officer, Asia Business Unit	Managing Director, Mitsui & Co. (Shanghai) Ltd.

Masayasu Nagai	General Manager, Mitsui & Co., Ltd. Manila Branch	General Manager, Logistics & Financial Business Accounting Division

Ken Ozeki	Associate Director; General Representative of Mitsui & Co., Ltd. in Vietnam	General Representative of Mitsui & Co., Ltd. in Vietnam

Yutaka Taka	President, Mitsui & Co. (Taiwan) Ltd. Taipei Head Office	Deputy Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Kazuo Yamaguchi	Deputy Chief Representative of Mitsui & Co., Ltd. in China, Managing Director of Mitsui & Co. (Shanghai) Ltd.	Deputy Chief Representative of Mitsui & Co., Ltd. in China, Deputy Managing Director of Mitsui & Co. (Shanghai) Ltd.

Yasuhide Fukatsu	Associate Director; Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.	Deputy Managing Director, Mitsui & Co. (Australia) Ltd.

2) October 1, 2006

Name	New	Present
Kazuo Yamaguchi	Associate Director; Deputy Chief Representative of Mitsui & Co., Ltd. in China, Managing Director of Mitsui & Co. (Shanghai) Ltd.	Deputy Chief Representative of Mitsui & Co., Ltd. in China, Managing Director of Mitsui & Co. (Shanghai) Ltd.